FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-held Company with Authorized Capital
CNPJ/MF: 47.508.411/0001-56
NIRE: 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), pursuant to Article 157, Paragraph 4, of Law No. 6,404/1976 and to CVM Rule No. 358/2002, hereby informs its shareholders and the market in general the following:

(i)      as per the Notice of Material Fact released on August 20, 2015, the Company and its direct controlling shareholder, Wilkes Participações S.A., were ordered by an award rendered by the International Court of Arbitration – ICC to jointly and severally indemnify Morzan Empreendimentos e Participações S.A. for facts related to the transaction for the purchase of the control of Globex Utilidades S.A. (currently Via Varejo S.A.) executed on June, 2009 (“Arbitral Award”); and

 (ii)   by means of Notice No. 357/2016/CVM/SRE/GER-1, dated October 25, 2016 (“Notice”), the Securities Registration Office (“SRE”) of the Brazilian Securities Commission (“CVM”) ordered the Company to “pay the additional value equivalent to 80% of the value effectively paid to Morzan as indemnification (...) to the other shareholders of Globex Utilidades S.A. who adhered to the Share Purchase Agreement which culminated in the sale of the Company’s control or chose, in the context of its MTO, the mixed payment option, as defined” in the notice of the mandatory tender offer launched by the Company on January 4, 2010.

On a preliminary analysis, the Notice’s order would imply in the obligation to carry out a payment of approximately R$ 150 million.

The Company analyzed the terms of the Notice and is convinced that the Arbitral Award does not have the effects attributed by SRE, and for this reason it will submit an appeal to CVM’s Board of Commissioners, with request of suspensive effect, with view to alter the order set forth in the Notice.

The Company will duly inform the market and its shareholders of the subsequent events related to this matter.

São Paulo, October 26, 2016.

DANIELA SABBAG
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 26, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.